ENDORSEMENT
--------------------------------------------------------------------------------


ENDORSED ON THIS POLICY AS OF ITS DATE OF ISSUE:


         The "RIGHT TO EXAMINE POLICY" provision on the front cover is deleted and replaced by the following:

         RIGHT TO EXAMINE POLICY. You may examine this policy and if for any reason you are not satisfied with it, you may cancel it by returning the policy with a written request for cancellation to our Administrative Office by the 10th day after you receive it. If you do this, we will reinstate the policy that you surrendered for this policy as of the date of the exchange.


            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


/s/ Pauline Sherman                               /s/ James M. Benson
-------------------                               -------------------
     Pauline Sherman                                  James M. Benson
Vice President & Secretary                   President & Chief Executive Officer


S.93-213